Exhibit 99.1

Lifezone Metals Announces Discovery of Additional
High-Grade Nickel Mineralization at Safari Link Area at its
Kabanga Nickel Project in Tanzania

A 300 Meter Step-Out Hole KL23-29 Intercepted 15.1 Meters of Mineralization Grading
2.24% Nickel, 0.24% Copper, and 0.18% Cobalt

The Kabanga Camp and Special Mining Licence Are Now Connected to the
Tanzanian National Power Grid
January 29, 2024

New York (United States) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, is pleased to provide results from its 2023 Safari Link diamond drilling exploration program at its Kabanga Nickel Project located in north-west Tanzania. The 2023 exploration drilling program was designed to test for a continuation of the Tembo high-grade nickel mineralization into the Safari Link area, which comprises 1.4 kilometers of strike length north-east of the Tembo and the Safari zones.

Highlights:

●	KL23-29: 15.1 meters grading 2.24% nickel, 0.24% copper, and 0.18% cobalt, (2.83% nickel-equivalent). KL23-29 is located approximately 300 meters north-east of existing Mineral Resources at the Tembo Zone.

●	KL23-27: 7.0 meters grading 2.84% nickel, 0.30% copper, and 0.22% cobalt, (3.56% nickel-equivalent). KL23-27 is located approximately 150 meters north-east of existing Mineral Resources at the Tembo Zone.

●	A total of 11 drillholes were completed at the Safari Link area in 2023, of which 7 returned significant mineralized intercepts (refer to Table 1 below).

●	The Safari Link area spans the 1.4 kilometers strike length north-east of the Tembo Zone, incorporating the Safari Zone. Lifezone Metals’ geologists believe that the Safari Link area represents the best opportunity for future resource addition.

Mr. Showalter stated: “Not only is our Kabanga Nickel Project believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits, but we have also continued to show that there are new areas for nickel discovery and more potential for resource addition. We have achieved significant results from a limited drill program at Safari Link, and though it is too early to know if any high-grade nickel mineralization from Safari Link could be added into the Definitive Feasibility Study expected by the end of Q3 2024, we believe that Safari Link represents a near-term opportunity for resource and value addition.”

“As a clear example of our progress towards project development, and in partnership with the Government of Tanzania, we can announce that the Kabanga Camp is now connected into the Tanzanian national grid with a 33-kilovolt power line to the site. With Tanzania’s commitment to increasing the supply of clean, green hydroelectricity available on its national grid, we can expect Kabanga Camp activities to be powered by renewable energy in the near term.”

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Safari Link Bridges the Gap Between Tembo and Safari Zones

An exploration drilling program was developed for the zone located north-east of the Tembo Zone (up to and including the Safari Zone), known as Safari Link. Previous drilling in the Tembo North and Safari zones showed the high potential for a continuation of mineralization along this trend. The Safari Link drilling program was designed to test for the presence of Tembo-style mineralization, as signaled by airborne EM/magnetics and ground EM coverage, which shows no significant gaps along strike to the north-east of Tembo.

Eleven exploration diamond drillholes totaling 7,424 meters were completed in 2023 at Safari Link. Seven of these holes returned assay results with significant intercepts of nickel mineralization located between 400 meters and 600 meters below surface. Exploration drilling was undertaken to test the boundaries of mineralization across the 1.0-kilometer gap between the Tembo and Safari zones. Lifezone Metals ceased exploration drilling in November 2023 after having successfully stepped out 300 meters north-east of Tembo North. An additional 700 meters of strike length remains unexplored by drilling to the north-east toward the Safari Zone. The Safari Zone itself has a strike length of approximately 400 meters (as indicated from 2007 borehole EM surveys) and has five widely spaced drillholes, each with mineralized intercepts.

Table 1: Assay results from exploration drilling at the Safari Link area. Holes prefixed “KR07” were drilled in 2007 by a previous project operator. Holes prefixed “KL22” and “KL23” were drilled by Lifezone Metals in 2022 and 2023 respectively.

Drillhole	From (m)	To (m)	Width (m)	NiEq23* (%)	Ni (%)	Cu (%)	Co (%)
KR07-11	631.14	633.30	2.16	1.46	1.19	0.10	0.09
KR07-13	753.20	767.08	13.88	2.20	1.66	0.24	0.16
KR07-14D	725.63	738.50	12.87	2.09	1.59	0.24	0.15
KL22-21A	679.17	683.63	4.46	1.98	1.73	0.13	0.07
	688.63	693.92	5.29	1.39	1.07	0.16	0.09
KL23-27	694.43	696.43	2.00	1.22	0.94	0.27	0.06
KL23-27	700.43	707.46	7.03	3.56	2.84	0.30	0.22
KL23-27A	678.06	680.29	2.23	1.86	1.51	0.13	0.11
KL23-28	No significant intercepts to report. Interpreted to have been drilled above mineralized zone.
KL23-29	707.44	722.51	15.07	2.83	2.24	0.24	0.18
KL23-29A	677.62	682.63	5.01	0.91	0.71	0.11	0.05
KL23-30	745.36	750.67	5.31	3.48	2.89	0.20	0.18
KL23-30A	733.20	743.51	10.31	1.19	0.99	0.13	0.05
KL23-31	No significant intercepts to report. Interpreted to have been drilled above mineralized zone.
KL23-32	No significant intercepts to report. Interpreted to have been drilled below mineralized zone.
KL23-33	No significant intercepts to report. Interpreted to have been drilled below mineralized zone.
KL23-34	543.74	546.96	3.22	1.59	1.32	0.09	0.09

* NiEq23% = Ni% + Cu% x 0.411 + Co% x 2.765.

Sample selection based on a cut-off of >0.58% NiEq

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Figure 1: Oblique long section showing mineralized zones and intercepts greater than 0.58% nickel-equivalent (looking north-west).

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Kabanga Camp Now Connected to the Regional Power Grid

The Tanzania Electric Supply Company Limited (“TANESCO”) has completed the construction of a 33-kilovolt power line connecting the Kabanga Camp, located on the Special Mining Licence, to the regional power grid. This significant milestone enables reliable electricity at the Project, which will help to support early works and reduce the overall carbon emissions profile by decreasing the site’s reliance on diesel-electric generators for power. As a result, the site is expected to reduce its diesel consumption by 17,670 liters per month. The new power line is expected to be energized by the end of February.

Tanzania is focused on improving the reliability of its national power grid and aims to become a net exporter of electricity following the construction of new hydroelectric facilities, including the 2.1-gigawatt Jules Nyerere hydroelectric dam and the 88-megawatt Kakono hydroelectric power plant.

Figure 2: Images of the 33-kilovolt power line connecting the Kabanga Nickel Project operations camp, located on the Special Mining Licence, to the regional power grid.

Qualified Persons

The exploration results disclosed in this news release have been prepared under the supervision of and approved by Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), Technical Director – Geology at OreWin Pty Ltd. Ms. Sylvester is considered to be a Qualified Person in accordance with the U.S. Securities and Exchange Commission (US SEC) Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300) and is considered independent of Lifezone Metals.

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Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com
Media Enquiries David Petrie Manager: Corporate Communications david.petrie@lifezonemetals.com

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About Lifezone Metals

At Lifezone Metals (NYSE: LZM), our mission is to provide cleaner and more responsible metals production and recycling. Using a scalable platform underpinned by our Hydromet Technology, we offer lower energy, lower emission and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing with our Hydromet Technology, we are working to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets, and empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel. A Definitive Feasibility Study for the project is due for completion by Q3 2024.

Through our US-based, platinum, palladium and rhodium recycling joint venture, we are working to demonstrate that our Hydromet Technology can process and recover platinum group metals from responsibly sourced spent automotive catalytic converters in a cleaner and more efficient way than conventional smelting and refining methods.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries and/or affiliates.

Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

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These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against the Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; ; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; our ability to comply with applicable laws and regulations; stay abreast of modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC).

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication, except as required by applicable law.

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